Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,

	2005	2004	2003	2002	2001

Earnings:
Net income (loss)	103,672	64,242	36,065	27,110	(15,411)
Income taxes	36,236	21,873	8,260	11,037	7,986
Fixed charges excluding capitalized interest	24,318	29,737	38,667	36,069	37,744
Total earnings	164,226	115,852	82,992	74,216	30,319

Fixed charges as defined:
Interest expense	4,358	9,907	19,826	19,279	22,582
Interest portion of rent expense	19,960	19,830	18,841	16,790	15,162
Total fixed charges	24,318	29,737	38,667	36,069	37,744

Ratio of earnings to fixed charges	6.75	3.90	2.15	2.06	0.80